EXHIBIT 12.

Computation of Earnings to Fixed Charges

Five Year Ratio of Earnings to Fixed Charges:

Dollars in Millions	2008	2007	2006	2005	2004
Earnings
Earnings from continuing operations before income taxes and minority interest	$5,471	$3,186	$2,085	$4,016	$3,911
Less:
Equity in net income of affiliates	617	524	474	334	273

Income adjusted for equity income	4,854	2,662	1,611	3,682	3,638
Add:
Fixed charges	393	504	566	408	369
Distributed income of equity investments	590	488	439	383	278
Pre-tax losses of equity investees	17	12	10	9	3
Less:
Capitalized interest	(23)	(27)	(18)	(9)	(10)

Total Earnings	$5,831	$3,639	$2,608	$4,473	$4,278

Fixed Charges
Interest and debt expense	$310	$422	$498	$349	$310
Capitalized interest	23	27	18	9	10
One-third of rental expense (1)	60	55	50	50	49

Total Fixed Charges	$393	$504	$566	$408	$369

Ratio of Earnings to Fixed Charges	14.84	7.22	4.61	10.96	11.59

(1)	Rents included in the computation consist of one-third of rental expense which the Company believes to be a conservative estimate of an interest factor in its leases, which are not material.

E-12-1